February 28, 2012

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Facsimile Number: (703) 813-6982

Attention:   Mr. H. Roger Schwall

  Mr. Norman von Holtzendorff

  Mr. Ronald Winfrey

  Mr. Brad Skinner

Re:	EOG Resources, Inc.

  Form 10-K for the Fiscal Year Ended December 31, 2010 - Filed February 24, 2011

  Response Letter Dated October 14, 2011

  File No. 001-09743

Ladies and Gentlemen:

On behalf of EOG Resources, Inc. (the “Company”), I hereby submit the Company’s responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated February 15, 2012, with respect to the Company’s responses, dated October 14, 2011, to the Staff’s prior comments, dated September 29, 2011, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2010 filed with the Commission via the Commission’s EDGAR system on February 24, 2011.

For your convenience, each response below is preceded by the Staff’s comment to which the response relates.

United States Securities and Exchange Commission

February 28, 2012

Form 10-K for the Year Ended December 31, 2010

Supplemental Information to Consolidated Financial Statements, Page F-34

Oil and Gas Producing Activities, page F-35

1. Your response four to our September 29, 2011 letter states your proved undeveloped locations and associated reserves scheduled for drilling beyond five years after booking. Your supplemental spread sheet, “Response to comment 5a” appears to present 1/3 as many locations scheduled for drilling beyond five years, but with the same associated PUD reserve figures for only the Haynesville. Please explain this difference to us and revise your PUD reserves to remove those scheduled for development beyond five years after booking.

Response: The response to this comment has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission.

Net Proved and Proved Developed Reserve Summary, page F-37

2. In part, your response 5c) to our prior letter presented estimated future cash flow analyses for your three largest Haynesville PUD locations. Two of the three locations’ cash flows appear to utilize well costs significantly different from AFE figures as furnished. Please explain these differences to us.

Response: The response to this comment has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission.

3. In part, your response six states the terminal decline rate used in your proved reserve estimates. We note that two of the top three PUD and PDP properties’ future cash flow analyses appear to exhibit decline rates significantly lower than your figure. Please explain this inconsistency to us. Address the effects on the estimated ultimate recoveries due to these decline rate differences. We may have additional comment.

Response: The response to this comment has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission.

United States Securities and Exchange Commission

February 28, 2012

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding the foregoing, please contact me at 713-651-6946 or Amos Oelking, the Company’s Senior Counsel, at 713-651-7146.

Sincerely,

/s/ Timothy K. Driggers

Timothy K. Driggers
Vice President and Chief Financial Officer

cc:	Mr. Mark G. Papa

Mr. Frederick J. Plaeger, II

Ms. Ann D. Janssen

Ms. Jill R. Miller